[DLA Piper UK LLP Letterhead]

January 6, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn: Russell Mancuso

Re:	China Electric Motor, Inc.
Registration Statement on Form S-3
Filed December 3, 2010
File Number: 333-170960

Dear Mr. Mancuso:

On behalf of China Electric Motor, Inc. (the “Company”) set forth below are the responses of the Company to the staff’s letter of comment, dated December 23, 2010 (the “Comment Letter”), with respect to the above captioned Registration Statement on Form S-3.

The Company’s response to the staff’s comment is set forth below, with each paragraph numbered to correspond to the numbered comment in the Comment Letter.

General

1.
We refer to our comment letter dated December 23, 2010 concerning your Form 10-K for the fiscal year ended December 31, 2009. Please resolve all Form 10-K comments prior to requesting effectiveness of this registration statement.

Response:

The Company has attached hereto, as Exhibit A, a copy of its response letter to the staff’s comment letter concerning the Company’s Form 10-K for the fiscal year ended December 31, 2009. The Company undertakes to resolve all Form 10-K comments prior to requesting effectiveness of its registration statement on Form S-3.

*           *           *           *           *

1

The Company believes that the foregoing supplemental data and corresponding attachments respond to the comments of the staff.

Any additional questions or comments regarding the Company’s responses should be directed to me at +86-10-6561-1788 ext. 831, or my colleague, Daniel I. Goldberg, at 212-335-4966.

We greatly appreciate your review and look forward to hearing from you.

Very truly yours,

/s/ Jeanie Park

Jeanie Park

Enclosure

cc.           Mr. Yue Wang
China Electric Motor, Inc.

Mr. Dexter Fong
China Electric Motor, Inc.

Daniel I. Goldberg
DLA Piper LLP (US)

Steven Liu
DLA Piper UK LLP

2

Exhibit A

[DLA Piper UK LLP Letterhead]

January 6, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn: Brain Cascio

Re:	China Electric Motor, Inc.
Form 10-K for fiscal year ended December 31, 2009
Filed March 31, 2010
Form 10-Q for quarterly period ended September 30, 2010
File Number: 001-34613

Dear Mr. Cascio:

On behalf of China Electric Motor, Inc. (the “Company”), set forth below are the responses of the Company to the staff’s letter of comment, dated December 23, 2010 (the “Comment Letter”), with respect to the above captioned annual report on Form 10-K and quarterly report on Form 10-Q.

The Company’s responses to the staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comment in the Comment Letter.

Form 10-K for fiscal year ended December 31, 2009

Item 8 Financial Statements

Reports of Independent Registered Public Accounting Firm, pages F-2 and F-3

1.
The first paragraph of the audit report refers to a separate statement of comprehensive income. However, the disclosure of comprehensive income is actually presented in statement titled “statement of income and comprehensive income”. In further filings please coordinate with your current and former auditors so that the financial statement titles in the audit reports are identical to the titles of the actual statements presented.

Response: The Company will ensure consistency between the financial statement titles in the audit reports and the titles of the actual financial statements presented in its future filings.

2.
As a related matter, we also note that on page F-4 the audit report on the parent company only financial statements refers to a statement of income while the actual statement is titled “statement of operations.” Please also appropriately revise in future filings.

Response: The Company will ensure consistency between the financial statement titles in the audit reports and the titles of the actual financial statements presented in its future filings.

Form 10-Q for the Quarterly Period Ended September 30, 2010

Item 1, Financial Statements

Note 5, Due to Director, page 6

3.
Tell us, with a view toward disclosure in future filings, the nature and amounts of the “several unrelated transfers to and from Ms. Li.” Clarify for us how your disclosures about these transactions are complete under FASB Codification Topic 850.

Response: The Company respectfully advises the staff that the “several unrelated transfers to and from Ms. Li” were related to the following:

(1)
Over the course of 2009, Ms. Li loaned the Company an aggregate amount of approximately $1.6 million for general operating capital. Of this amount, approximately $1.3 million was converted to common stock of the Company in February 2010;

(2)
In January 2010, Ms. Li paid certain NASDAQ listing fees and banking fees totaling approximately $96,000. These payments were made by Ms. Li on behalf of the Company and were recorded as amounts due to a related party;

(3)	In February/March 2010, the Company made net payments to Ms. Li of approximately $142,000 to repay Ms. Li for amounts still owed to her from the transactions noted in (1) and (2) above; and

(4)
In March 2010, the Company transferred approximately $1.3 million (the “Transfer”) to Ms. Li in connection with a proposed acquisition by the Company that was subsequently abandoned in April 2010. These funds were transferred to Ms. Li to facilitate a deposit payment related to a contemplated acquisition by the Company since certain currency exchanges may be made by individuals more easily than by companies.

Management subsequently determined that the Transfer described in (4) above violated Section 402 of the Sarbanes-Oxley Act of 2002 (“SOX”).  No further transfers, loans, advances or similar arrangements will be made by the Company or any of its subsidiaries to Ms. Li or any of its officers or directors or any of their family members. In an effort to improve its corporate governance, the Company appointed new independent directors and engaged KPMG to assist the Company in its SOX implementation. The Company does not expect to incur any additional related party transactions of this nature in the future.

The Company respectfully submits that the “several unrelated transfers to and from Ms. Li” did not significantly impact the Company’s income statement. The nature of the relationship, a description of the significant transactions, and the dollar amounts were provided in Note 5 of the Company’s notes to the financial statements. The net amount of the “several unrelated transfers to and from Ms. Li” was approximately $46,000. Management concluded that the amounts related to these transfers were immaterial, both in gross and net. Consequently, the Company believes that the current disclosure complies with FASB Codification Topic 850. In future filings, the disclosure will be revised to clarify the nature of these transfers.

Note 12, Warrants, page 10

4.
In future filings please describe any anti-dilution provisions of the warrants issued in February 2010, including any circumstances that could lead to changes in exercise prices or the number of warrants outstanding. Please also describe the registration rights associated with the warrants issued in February 2010.

Response: The Company will provide in its future filings the details regarding the anti-dilution provisions and registration rights associated with the warrants issued in February 2010.

*           *           *           *           *

As requested in the Comment Letter, attached as Attachment A, is a written statement by the Company containing certain acknowledgments. Any additional questions or comments regarding the Company’s responses should be directed to me at +86-10-6561-1788 ext. 831, or my colleague, Daniel I. Goldberg, at 212-335-4966.

Very truly yours,

/s/ Jeanie Park

Jeanie Park

Enclosure

cc.	Mr. Yue Wang
China Electric Motor, Inc.

Mr. Dexter Fong
China Electric Motor, Inc.

Daniel I. Goldberg
DLA Piper LLP (US)

Steven Liu
DLA Piper UK LLP

Attachment A

[China Electric Motor, Inc. Letterhead]

January 6, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn: Brain Cascio

Re:	China Electric Motor, Inc.
Form 10-K for fiscal year ended December 31, 2009
Filed March 31, 2010
Form 10-Q for quarterly period ended September 30, 2010
File Number: 001-34613

Dear Mr. Cascio:

Reference is hereby made to the staff’s letter of comment dated December 23, 2010 with respect to the above captioned annual report on Form 10-K and quarterly report on Form 10-Q.

In connection with responding to comments by the Securities and Exchange Commission (the “Commission”), China Electric Motor, Inc. (the “Company”) acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Yue Wang
Yue Wang
Chief Executive Officer

cc.	Mr. Dexter Fong
China Electric Motor, Inc.

Daniel I. Goldberg
DLA Piper LLP (US)

Steven Liu
DLA Piper UK LLP

Jeanie Park
DLA Piper UK LLP